811-03131
				77D
AB Sustainable Global Thematic Fund Inc.
				77Q1

The Board of Directors the Board of the Fund has approved changes to the Funds name to AB Sustainable Global Thematic
Fund and to the Funds principal investment strategy to reflect a focus on investing in securities of companies that are positively exposed to sustainable investment themes. The following amendments to the Funds name and principal investment strategies, which do not require stockholder approval, became effective on November 1, 2016:

The Fund pursues opportunistic growth by investing in a global universe of companies that are positively exposed to sustainable investment themes. Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of issuers located throughout the world that the Adviser believes are positively exposed to sustainable investment themes. This policy may not be changed without 60 days prior written notice to shareholders.

The Adviser employs a combination of top-down and bottom-up investment processes with the goal of identifying securities of companies worldwide, fitting into sustainable investment themes. The Adviser identifies sustainable investment themes that are broadly consistent with achieving the United Nations Sustainable Development Goals. Examples of these themes may include energy transformation, resource preservation, equality and opportunity, and improving human health and safeguarding lives, and the themes are expected to change over time based on the Advisers research. In addition to this top-down thematic approach, the Adviser also uses a bottom-up analysis of individual companies, focusing on prospective earnings growth, valuation, and quality of company management and on evaluating a companys exposure to environmental, social and corporate governance ESG factors. The Adviser emphasizes company-specific positive selection criteria over broad-based negative screens in assessing a companys exposure to ESG factors.

Applying ESG and sustainability criteria to the investment process may exclude securities of certain issuers for nonfinancial reasons and, therefore, the Fund may forgo some market opportunities available to funds that do not use ESG or sustainability criteria. Securities of companies with ESG practices may shift into and out of favor depending on market and economic conditions, and the Funds performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria.





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